EXHIBIT 4.9

AMENDMENT NO. 6
TO
WINDSTREAM 401(k) PLAN
(January 1, 2011 Restatement)

WHEREAS, Windstream Corporation (the "Company") maintains the Windstream 401(k) Plan, as amended and restated effective as of January 1, 2011, as subsequently amended (the "Plan"); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan, effective as of November 6, 2012, in the respects hereinafter set forth:

1. A new Section 13.07 is added to the Plan to provide as follows:

13.07	Form of Matching Contributions

Regular Employer Matching Contributions and Supplemental Employer Matching Contributions which are to be made for a Plan Year for any Eligible Employee who is not covered by a collective bargaining agreement shall be paid in cash or in common stock of Windstream Corporation (or a combination thereof) as deemed advisable by the Employer in its discretion (in its settlor capacity). Any in kind contribution made under this Section 13.07 shall be unencumbered.

2. A new sentence is added to Section 11.03 of the Plan to provide as follows:

Notwithstanding the foregoing, any contribution paid in common stock of Windstream Corporation in accordance with Section 13.07 shall be invested in the Windstream Stock Fund.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 6 to the Windstream 401(k) Plan (January 1, 2011 Restatement) to be executed on this ____ day of December, 2012.

WINDSTREAM CORPORATION

By:____________________________________
Title: Member of the Investment Committee